news release

Zi Corporation to Unveil New Versions of Qix at 3GSM in Barcelona

Company to build on T-Mobile and Virgin Mobile successes with significant news on its innovative search and discovery engine Qix

CALGARY, AB, January 18, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it plans a major presence at February’s 3GSM exhibition in Barcelona – one of the world’s showpiece events for the telecommunications industry, which will run from February 12 to 15. Zi Corporation’s booth will be located in Hall 2, Stand C58 at Fira de Barcelona.

The Company is expected to unveil the latest version of its innovative search and discovery engine Qix™, which will be extended across multiple platforms including Windows Mobile and S60 3rd edition. Qix is an innovative technology that enables rapid discovery of contacts, features, services, and other content on mobile handsets. New developments of the software now include QixLinks, for easy access to internet sites, music and video indexing and added playlist support.

Zi Corporation returns to Barcelona after a year of major breakthroughs with Qix, including the ground-breaking trial with Virgin Mobile, where a sustained 33% increase in Average Revenue Per User (ARPU) was achieved. Since then, Zi signed an agreement with T-Mobile for the deployment of Qix on 25,000 Nokia N70 handsets and other models. T-Mobile is initially offering Qix in the UK, and the global agreement with Zi provides for additional rollouts in other countries covered by T-Mobile.

Zi will be showcasing Qix at 3GSM along with products from its predictive text suite and new developments of its innovative handwriting recognition software Decuma®.

Milos Djokovic, President and CEO of Zi Corporation is excited about the breadth of product offering Zi will be bringing to Barcelona:

"Zi returns to Barcelona after a year in which we have, again, enhanced our reputation as being innovators – Qix being a prime example – and moved into exciting new markets, such as gaming. There is much more on its way from Zi and visitors to our stand in Barcelona will get to see the evidence and try the products for themselves as we continue to move forward and support the world’s operators on a wider range of devices and applications."

In gaming, Zi Corporation announced that it had signed important licensing agreements with Nintendo Co., Ltd. and Tokyo-based Sony Computer Entertainment. Zi’s predictive text input technology, eZiText®, has been embedded into Wii, Nintendo’s revolutionary new video games console, and Sony’s PLAYSTATION®3 (PS3™).

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Milos said, "The global gaming industry has become a worldwide phenomenon and is becoming an important new avenue for the distribution of our products. As such, we will continue to aggressively pursue new gaming customers."

Other 2006 successes for Zi Corporation include:

  Zi signed a licensing agreement with ACCESS Systems Americas, Inc. (formerly Palmsource, Inc.) to pre-integrate eZiText and Decuma into the ACCESS Linux Platform.
  Zi software integrated with QTOPIA® GREENPHONE™. The Greenphone is the first Linux mobile device tool for application developers.
  Zi Corporation extended the range of user interfaces (UI) supported by its revolutionary Qix service discovery engine to the UIQ platform.
  Two of Zi Corporation’s industry leading predictive text technologies, eZiText and eZiTap FEP, were embedded in the Sony Ericsson P990 Smartphone.
  Sony Ericsson’s M600 mobile phone and e-mail device had Zi’s newest product, eZiType™, embedded.

To arrange a briefing with Zi Corporation’s senior representatives at 3GSM 2007, please contact Brian Dolby or Emma Tagg at GBCS PR on 01159486901 or email brian@gbcspr.com or emma@gbcspr.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Emma Tagg
brian@gbcspr.com / emma@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
(949) 474-4300

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